December 13, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention: Ruairi Regan

Re:	Cancer Genetics, Inc.

Amended Registration Statement on Form S-1

Filed November 16, 2012

File No. 333-178836

Dear Mr. Regan:

On behalf of Cancer Genetics, Inc. (the “Company”), we are sending our responses to the comments contained in the letter, dated November 29, 2012 (the “Comment Letter”), from John Reynolds, Assistant Director, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Pre-Effective Amended Registration Statement on Form S-1 (Registration No. 333-178836) (the “Registration Statement”). This letter accompanies the Company’s filing of Amendment No. 10 to that Registration Statement (“Amendment No. 10”). Enclosed are three courtesy copies of Amendment No. 10, which are marked to show changes from Amendment No. 9 to the Registration Statement as filed with the Commission on November 16, 2012.

For ease of reference, set forth in bold below is the comment to the Registration Statement, as reflected in the Comment Letter. The Company’s supplemental response is set forth below each respective comment.

The Company has authorized this firm to respond to the Comment Letter as follows:

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Securities and Exchange Commission	December 13, 2012

Response:

There have been no written communications (as defined in Rule 405) presented to potential investors or research reports distributed by any broker or dealer participating in our offering.

Use of Proceeds, page 42

2.	Given your strategy to seek FDA clearance or approval disclosed on page 4, please clarify whether proceeds of the offering will be used to seek such approval.

Response:

We have amended the Use of Proceeds section to make this clarification.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

Results of Operations, page 64

3.	We note your disclosure in the second paragraph beneath the table regarding the substantial increase in revenues from your direct bill customers. Please clarify how you identify your direct bill customers and how these customers differ from others, including the non-medicare payors referenced in this section. For example, it is unclear when a hospital would or would not be a direct bill customer. We note your disclosure in the first paragraph on page 54 and in the fourth paragraph on page 106 regarding hospitals and direct billing.

Response:    We have clarified the disclosures with respect to direct bill customers and non-medicare payors.

Securities and Exchange Commission	December 13, 2012

4.	We note your disclosure on page 106 regarding your reimbursement rates and the impact of out-of-network services. Please tell us, with a view to disclosure, whether your revenues from out-of-network transactions are significantly different than your revenues from in network services.

Response:

We have clarified our disclosures with respect to reimbursement rates.

Liquidity and Capital Resources, page 68

Cash Flows, page 71

Cash Used in Investing Activities, page 73

5.	We note your disclosure that the landlord agreed to reduce your security deposit requirement to a $250,000 letter of credit upon a capital raise of at least $20 million by July 31, 2012. Please revise your security deposit disclosure as necessary since the Company did not raise capital of at least $20 million by July 31, 2012.

Response:

We have provided additional disclosure with respect to our landlord and the security deposit.

Legislative and Regulatory Changes Impacting Clinical Laboratory Tests, page 108

6.	Please clarify the significance of the codes identified in the fourth paragraph of this section to your business.

Response:

We have provided additional disclosure with respect to the new codes.

Financial Statements

Unaudited Financial Statements for the Quarter Ended September 30, 2012

Securities and Exchange Commission	December 13, 2012

Notes to Unaudited Consolidated Financial Statements, page F-6

Note 3. Revenue and Accounts Receivable, page F-10

7.	Please provide the information required by FASB ASC 954-310-50-3 or tell us why you believe this guidance does not apply to you.

Response:

Since the Company assesses the patient’s ability to pay prior to recognizing revenue and recognizes revenue only to the extent that it expects to collect the amounts due, we believe the guidance in 954-310-50-3 does not apply in this situation. Nevertheless, we have expanded our disclosures in Note 3 regarding the allowance for doubtful accounts and how it is accounted for.

Report of Independent Registered Public Accounting Firm, pages F-25

8.	We note the use of a “to be issued” modification to the accountant’s report and assume that prior to effectiveness this paragraph will be removed, the accountants report will be dual dated for note 11 and that the related accountants’ consent will be filed. If our assumption is not correct, please advise.

Response:

Your assumption about the accountant’s report is correct. We will also file the final charter amendment at that time.

Other Expenses of Issuance and Distribution, page II-1

9.	We note the revised disclosure regarding payment of underwriter expenses on page 163. Please advise us why you have not included those expenses in this section.

Response:

We have revised the disclosures on page II-1 in response to this comment to include the underwriter expenses.

If you have any questions with respect to the foregoing, please feel free to call me at 973-597-2564.

Very truly yours,

/s/ Alan Wovsaniker

cc:	Yvan-Claude Pierre, Reed Smith LLP